SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                 Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of
1934)

                          Amendment No. 2


            PTI, Inc. (f\k\a Physio Technology, Inc.)
                         (Name of Issuer)
                            PTI, Inc.
                        John C. Castel
                      Castel Holdings, Inc.
               (Name of Person(s) Filing Statement)

                    Common Stock, no par value
                  (Title of Class of Securities)

                            719433104
              (CUSIP Number of Class of Securities)

          John C. Castel                Howard H. Mick
               PTI, Inc.           Stinson, Mag & Fizzell, P.C.
        6700 S.W. Topeka Blvd.       1201 Walnut, Suite 2800
        Forbes Field, Bldg. 140    Kansas City, Missouri 64106
         Topeka, Kansas 66619           (816) 842-8600
              (800) 255-3554
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
or Rule 13e-3(c) [Section 240.13e-3(c)] under the Securities Exchange
Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.   [ ]  A tender offer.

     d.   [x]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

          This Rule 13e-3 Transaction Statement is being filed by PTI, Inc., a Kansas corporation ("PTI"), by Castel Holdings, Inc., a Kansas corporation ("Castel Holdings"), which owns 19,661,169 shares (approximately 94.04%) of the outstanding common stock, no par value per share of PTI (the "Common Stock"), and by John C. Castel, the sole stockholder of Castel Holdings, in connection with the merger of PTI with and into Castel Holdings (the "Merger").

SPECIAL FACTORS

          THE INFORMATION CONTAINED IN ITEMS 7, 8 AND 9 BEGINNING
ON PAGE 11 HEREOF CONSTITUTE SPECIAL FACTORS AND SPECIAL
CONSIDERATION SHOULD BE GIVEN THERETO.

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

          (a) PTI, Inc., a Kansas corporation (f\k\a Physio Technology, Inc. ) ("PTI"), is the issuer of the common stock, no par value per share that is the subject of the Rule 13e-3 transaction reported in this Schedule 13e-3 Transaction Statement. The address of PTI's principal executive offices is 6700 S.W. Topeka Boulevard, Forbes Field Building 140, Topeka, Kansas 66619.

          (b) PTI's common stock, no par value per share (the "Common Stock") is the security that is the subject of the Rule 13e-3 transaction reported in this Schedule 13e-3 Transaction Statement. As of September 25, 1997, there were 20,906,842 shares of PTI's Common Stock outstanding and approximately 800 holders of record of PTI's Common Stock.

          (c) There is currently no established trading market for PTI's Common Stock.

          (d) During the past two years PTI has not paid any dividends on its Common Stock. There is no restriction on PTI's present or future ability to pay dividends on its Common Stock other than its current financial situation. See Item 7 and Item 14 below for a discussion of PTI's current financial situation.

          (e) PTI has not made an underwritten public offering of its Common Stock during the past three years.

          (f) The purchases of PTI's Common Stock made by PTI or an affiliate since June 30, 1995 are detailed below:

                                                                 Average
                                                                 Quarterly
                                       Amount       Price Per    Purchase
   Date     Purchaser                 Purchased     Share Paid   Price

12/31/96  John C. Castel                67,675         $0.00
12/31/96  HC, Inc.                      67,675         $0.00
12/31/96                                                         $0.00
01/15/97  John C. Castel               250,000         $0.00
03/31/97                                                         $0.00
01/15/97  John C. Castel                25,000         $0.00
04/01/97  HC, Inc.                          83         $0.00
04/02/97  John C. Castel            17,572,443         $0.00
04/02/97  Dawn S. Castel               614,726         $0.00
04/02/97  Castel Holdings           18,462,169         $0.00
04/10/97  John C. Castel               999,000         $0.01
04/10/97  Castel Holdings              999,000         $0.01
06/26/97  John C. Castel               200,000
06/26/97  Castel Holdings              200,000         $0.00
06/30/97                                                         $0.03

          On December 31, 1996, Mr. Castel was gifted 67,675 shares of PTI's Common Stock by Mr. Marc Castel. The shares of PTI Common Stock gifted to Mr. Castel were not transferred in exchange for any funds or other consideration. The 67,675 shares of PTI Common Stock gifted to Mr. Castel were contributed to the capital of Castel Holdings on December 31, 1996, as explained below.

          On December 31, 1996, John C. Castel contributed the 67,675 shares of PTI's Common Stock transferred to him to the capital of HC, Inc., a Kansas corporation ("HC"), which at the time was a corporation wholly-owned by Mr. Castel and his wife. The shares of PTI's Common Stock contributed to the capital of HC were not contributed in exchange for any funds or other consideration.

          On January 15, 1997, Mr. Castel was gifted 250,000 shares of PTI's Common Stock by Mr. Joe Kay. The shares of PTI Common Stock gifted to Mr. Castel were not transferred in exchange for any funds or other consideration. The 250,000 shares of PTI Common Stock gifted to Mr. Castel were contributed to the capital of Castel Holdings on April 2, 1997, as explained below.

          On January 15, 1997, Mr. Castel was also gifted 25,000 shares of PTI's Common Stock by Mr. David Draper. The shares of PTI Common Stock gifted to Mr. Castel were not transferred in exchange for any funds or other consideration. The 25,000 shares of PTI Common Stock gifted to Mr. Castel were contributed to the capital of Castel Holdings on April 2, 1997, as explained below.

          On April 1, 1997, Dawn Castel contributed 29 shares of PTI's Common Stock to the capital of HC. Also on April 1, 1997, John C. Castel contributed 54 shares of PTI's Common Stock to the capital of HC. The 83 shares of PTI's Common Stock contributed to HC were not contributed in exchange for any funds or other consideration.

          On April 2, 1997, HC made a distribution to its stockholders in proportion to their respective stock ownership of all 18,187,169 shares of the Common Stock of PTI held by HC. The shares of PTI's Common Stock distributed to the stockholders of HC were not issued in exchange for any funds or other consideration. The shares were deemed to have no market value because there is no trading market in the stock, PTI has very few operating assets and its liabilities substantially exceed the value of its assets. After the completion of the distribution, HC no longer owned any of the Common Stock of PTI.

          As a result of the distribution HC made to its stockholders on April 2, 1997, Mr. Castel received 17,572,443 shares of PTI's Common Stock and his wife, Dawn Castel, received
614,726 shares of PTI's Common Stock.

          Also on April 2, 1997, Dawn Castel contributed the
614,726 shares of PTI Common Stock distributed to her by HC to the capital of Castel Holdings and John Castel contributed the

17,572,443 shares of PTI Common Stock distributed to him by HC, along with 475,000 shares of PTI Common Stock previously held by him, to the capital of Castel Holdings. The 18,462,169 shares of Common Stock contributed to the capital of Castel Holdings by John and Dawn Castel on April 2, 1997 were not contributed in exchange for any funds or other consideration.

          On April 10, 1997, Mr. Castel purchased 999,000 shares of the Common Stock of PTI from Promatek Industries, Ltd. ("Promatek") in exchange for $10,000 in cash, which was paid from Mr. Castel's personal funds. On April 11, 1997, Mr. Castel transferred the 999,000 shares of Common Stock purchased from Promatek to Castel Holdings in exchange for a note from Castel Holdings in the face amount of $10,000. The 999,000 shares of Common Stock acquired by Mr. Castel from Promatek were acquired in a negotiated transaction in connection with the settlement of litigation between PTI and Promatek.

          On June 26, 1997, Mr. Castel purchased 200,000 shares of the Common Stock of PTI from the Frank S. Sabatini IRA (the "Sabatini IRA") pursuant to a repurchase commitment made to the Sabatini IRA on May 18, 1994, which was the date of the sale of such shares, for a purchase price of $50,000 plus an interest increment in the amount of $25,062.84 for the period from May 18, 1994 through June 18, 1997 at an effective rate of 13.25%, for a total purchase price equal to $75,062.84, paid in cash from Mr. Castel's personal funds. Also on June 26, 1997, Mr. Castel contributed the 200,000 shares of Common Stock purchased from the Sabatini IRA to the capital of Castel Holdings. The 200,000 shares of PTI's Common stock contributed to the capital of Castel Holdings were not contributed in exchange for any funds or other consideration.

ITEM 2.   IDENTITY AND BACKGROUND

          PTI, the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction reported in this
Schedule 13e-3 Transaction Statement, is one of the persons or entities filing this Schedule 13e-3 Transaction Statement.

          John C. Castel is another one of the persons or entities filing this Schedule 13e-3 Transaction Statement. John
C. Castel is a natural person and an affiliate of PTI. The following paragraph sets forth certain relevant information about
Mr. Castel.

          (a)  Mr. Castel's full name is John C. Castel.

          (b)  Mr. Castel's business address is 6700 S.W. Topeka
               Blvd., Forbes Field Bldg. 140, Topeka, Kansas
               66619.

          (c) Mr. Castel is a Senior Vice President of Accelerated Care Plus, LLC, a Delaware limited liability company, which is in the business of leasing equipment to long term care facilities and providing disposables and clinical services to such care facilities. The principal address of Accelerated Care Plus, LLC is 6700 S.W. Topeka Blvd., Forbes Field Bldg. 140, Topeka, Kansas 66619.

          (d) During the last five years, Mr. Castel has held the following positions, offices or employments:

               From June 6, 1989 to June 26, 1997, Mr. Castel served as Chairman of the Board and President of HC, Inc. From December 10, 1991 to the present, Mr. Castel has served as Chairman of the Board and President of PTI. From April 26, 1995 to April 4, 1997, Mr. Castel was one of the two directors of Accelerated Care Plus, LLC. From April 4, 1997 to the present, Mr. Castel has served as Senior Vice President of Accelerated Care Plus, LLC.

          (e) During the last five years, Mr. Castel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (f) During the last five years, Mr. Castel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

          (g) Mr. Castel is a citizen of the United States of America.

          Castel Holdings is also filing this Schedule 13e-3 Transaction Statement. Castel Holdings is a Kansas corporation and an affiliate of PTI. The principal business of Castel Holdings includes acting as the parent company of PTI. The address of the principal executive office of Castel Holdings is 6700 S.W. Topeka Blvd., Forbes Field Bldg. 140, Topeka, Kansas 66619. During the last five years, Castel Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Castel Holdings also has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

          (a) (1) No transactions have occurred between either John Castel or Castel Holdings and PTI since June 30, 1995, other than the 999,000 shares of PTI Common Stock purchased by Mr. Castel from Promatek in a negotiated transaction in connection with the settlement of litigation between PTI and Promatek, as previously explained in Item 1(f) above.

               (2)  Although no contracts, negotiations or
     transactions have been entered into between PTI and an affiliate concerning a merger, consolidation, acquisition, tender offer for or other acquisition of securities of any class of PTI, an election of directors of PTI or a sale or other transfer of a material amount of assets of PTI since June 30, 1995, on May 15, 1995, PTI entered into an agreement with HC, which was the parent company of PTI prior to April 2, 1997, pursuant to which PTI agreed to sell certain assets, patents, trademarks and FDA registrations owned by it to HC in exchange for the extinguishment of all security and royalty agreements and $432,856.00 in debt due to HC by PTI, as well as the waiver of interest and royalties due to HC pursuant to certain notes issued by PTI in favor of HC for the period of July 1, 1994 through May 1, 1995. For a complete discussion of the terms and conditions of this transaction, as well as the reasons for this transaction, see Item 7 below.

          (b) On April 4, 1997, Castel Holdings entered into a contract (the "Sundance Contract") with Sundance Rehabilitation Corporation ("Sundance") pursuant to which Castel Holdings agreed to sell substantially all of the assets that it would acquire from PTI pursuant to the Merger to Sundance in exchange for reimbursement for certain of the liabilities of PTI that Castel Holdings would also acquire pursuant to the Merger, with no further consideration to the stockholders of PTI. PTI's assets consist primarily of approximately $200,000 in accounts receivable and $363,785 in a long-term note originally issued by John C. Castel in favor of HC. HC contributed Mr. Castel's note to the capital of PTI prior to the distribution of PTI's stock to Mr. and Mrs. Castel and such note does not represent personal borrowings from PTI by Mr. Castel. Mr. Castel's note will not be sold to Sundance pursuant to the Sundance Agreement. The note will become an asset of Castel Holdings as a result of the Merger and will continue to be an obligation of Mr. Castel's payable to Castel Holdings on its due date in the year 2001. As the sole owner of Castel Holdings, Mr. Castel could cause Castel Holdings to forgive his note payable to Castel Holdings. PTI had a negative net worth of $607,521 on March 31, 1997. The sale of assets detailed above is expected to be complete on the third business day following the consummation of the Merger.

           All contacts made in connection with the contract between Castel Holdings and Sundance were intertwined with the negotiations regarding the sale of the HC stock to Sundance, as more fully explained in
     Item 7(c) below. The discussions with Sundance began on June 15, 1996 and continued intermittently through the end of February, 1997. The discussions with Sundance were initiated by John Castel. The negotiations mainly included John Castel and Warren McIntere, Vice President of Acquisitions for Sundance. The discussions with Sundance increased during March of 1997 and ended with the signing of the agreement between HC and Sundance with respect to the sale of the HC stock (the "HC Agreement") and the agreement between Castel Holdings and Sundance with respect to the assets of PTI (the "PTI Agreement") on April 4, 1997. The PTI Agreement was a relatively minor part of the discussions with Sundance. During the course of such negotiations it became apparent that there would be no net consideration available to the stockholders of PTI because of PTI's substantial negative net worth. However, Mr. Castel made clear that he wanted to ensure that the total consideration to PTI was sufficient to satisfy all of the liabilities of PTI. Sundance wanted to maintain the business continuity, and whatever good will and going concern value PTI had. Therefore, it was agreed that Castel Holdings would acquire the assets of PTI pursuant to a going private transaction and Castel Holdings would then be reimbursed for the liabilities of PTI that it assumed pursuant to the Merger. These negotiations are reflected in the PTI Agreement, which is contingent upon the consummation of the Merger.

ITEM 4.   TERMS OF THE TRANSACTION

          (a)  The Merger will be effected pursuant to
     K.S.A. Section 17-6703, the Kansas short-form merger statute. Section 17-6703 provides that if at least 90% of the outstanding shares of each class of the stock of a corporation (the "subsidiary corporation") is owned by another corporation (the "parent corporation"), then the parent corporation may cause the subsidiary corporation to merge into the parent without a vote of the stockholders. Since Castel Holdings owns approximately 94.04% of the outstanding Common Stock of PTI, PTI can merge with and into Castel Holdings without a vote of the stockholders of PTI.

               Pursuant to certain resolutions of merger, PTI will be merged with and into Castel Holdings. Castel Holdings will be the surviving corporation. Castel Holdings will assume all of the obligations of PTI and continue to be organized and existing under the laws of the State of Kansas.

               Upon the effectiveness of the Merger, each share of PTI Common Stock will be canceled and the holder of each such share of PTI Common Stock will be entitled to receive from Castel Holdings cash in the amount of $.01 per share.

               On and after the effectiveness of the Merger, the Articles of Incorporation and Bylaws of Castel Holdings in effect immediately prior to the effectiveness of the Merger will continue in effect without change. The assets, liabilities and stockholders' equity of each corporation will be continued on the books of Castel Holdings at the amounts at which they were recorded immediately prior to the effectiveness of the Merger, with appropriate adjustments, if any. The member of the Board of Directors and the officers of Castel Holdings immediately prior to the effectiveness of the Merger will continue to serve as the member of the Board of Directors and officers of Castel Holdings, as the surviving corporation.

               All expenses of the Merger will be paid by Castel Holdings.

               Any stockholder of PTI objecting to the
     Merger will have certain appraisal rights, as explained more fully in Item 13(a) below.

          (b) There are no terms or arrangements concerning the Merger relating to any stockholder of PTI which are not identical to those relating to other stockholders of the same class of securities of PTI, other than that Castel Holdings will, as the surviving corporation in the merger, succeed to all of PTI's assets and liabilities in lieu of the cash payment received by other stockholders.

Item 5.   Plans or Proposals of the Issuer or Affiliate

          (a) Other than the sale of assets to Sundance, neither John Castel nor Castel Holdings has any plan or proposal to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Castel Holdings or any of its subsidiaries after the completion of the Merger.

          (b)     As explained in Item 3(b) above, on April
     4, 1997, Castel Holdings entered into a contract with Sundance pursuant to which Castel Holdings agreed to sell substantially all of the assets that it would acquire from PTI pursuant to the Merger to Sundance in exchange for reimbursement for certain of the liabilities of PTI that Castel Holdings would also acquire pursuant to the Merger. PTI's assets consist primarily of approximately $200,000 in accounts receivable and $363,785 in a long-term note originally issued by John
     C. Castel in favor of HC, which was contributed to the capital of PTI by HC. As explained in Item 3(b) above, Mr. Castel's note will not be sold to Sundance, but will continue to be an obligation of Mr. Castel's payable to Castel Holdings. As the sole owner of Castel Holdings, Mr. Castel could cause Castel Holdings to forgive his note payable to Castel Holdings. PTI had a negative net worth of $607,521 on March 31, 1997.
     The sale of assets detailed above is expected to be complete on the third business day following the consummation of the Merger.

          (c) Neither John Castel nor Castel Holdings has any plan or proposal to change the present board of directors or management of Castel Holdings, as the surviving corporation of the Merger, including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer after the completion of the Merger.

          (d) Neither John Castel nor Castel Holdings has any plan or proposal to make any material change in the present dividend rate or policy or indebtedness or capitalization of Castel Holdings, as the surviving corporation of the Merger, after the completion of the Merger.

          (e)  Other than as explained in paragraph (b) and
     Item 3(b) above, neither John Castel nor Castel
     Holdings has any plan or proposal to make any other material change in Castel Holdings' corporate structure or business after the completion of the Merger.

          (f)  After the completion of the Merger, PTI's
     Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the
     "Exchange Act"), because PTI would cease to exist and its successor, Castel Holdings, would have less than $1,000,000 in total assets and its Common Stock would be held of record by less than seven hundred and fifty persons. Castel Holdings currently intends to terminate such registration.

          (g) After the completion of the Merger, PTI's obligation to file reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Exchange Act would be suspended because PTI's Common
     Stock would be exchanged for cash and the stock of its successor would be held of record by less than three hundred persons.

ITEM 6.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

          (a) The total amount of cash funds that will be required by Castel Holdings to purchase the shares of PTI Common Stock owned by persons other than Castel
     Holdings through the Merger is estimated to be approximately $37,060, including estimated fees and expenses of approximately $24,600. Castel Holdings will pay the total amount of such cash funds from its own available liquid assets.

          (b) The following is an itemized statement of all expenses incurred or reasonably estimated to be incurred in connection with the Merger and the filing of this Schedule 13e-3 Transaction Statement:

               Filing Fees                   $   100.00
               Legal Expenses                $18,000.00
               Accounting Expenses           $ 5,000.00
               Appraisal Fees                $     0.00
               Solicitation Expenses         $     0.00
               Printing and Mailing Costs    $ 1,500.00

     PTI and Castel Holdings will be responsible for paying all of the expenses relating to the Merger and the filing of this Schedule 13e-3 Transaction Statement.

          (c) No part of the funds or other consideration to be used in the Merger is expected to be directly or indirectly borrowed from another person or entity.

          (d) No part of the funds to be used in the Merger will be a loan made in the ordinary course of business by a bank as defined by Section 3(a)(6) of the Securities Exchange Act of 1934, as amended (the
     "Exchange Act").

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

          (a)  The purposes of the Merger are the following:

               (i) to enable Castel Holdings to acquire direct ownership of PTI's remaining assets for transfer to the buyer described in Item 7(c);

               (ii) to provide the present stockholders of PTI with an opportunity to receive, in exchange for their Common Stock, a cash amount which will enable them to close out their interest in an investment on a basis where they can receive a consideration and establish conclusively a disposition of their shares for income tax purposes;

               (iii)     to reduce the number of
          stockholders of record of PTI to less than 300 so that PTI may terminate its registration under the Exchange Act, and thereby relieve itself of the burdens and costs associated with the regulatory and reporting requirements of the Exchange Act and the rules and regulations of the Securities and Exchange Commission issued thereunder; and

               (iv) to eliminate all minority
          stockholder interest from Castel Holdings, the surviving corporation of the Merger, thereby simplifying its control structure and its management decisions.

          (b)  No alternative means were considered to
     accomplish the purposes referred to in (a) above.

          (c) PTI is engaged in the design, development, assembly and distribution of electromedical devices designed to accelerate healing and recovery from injury, using components manufactured to PTI's specifications by others. PTI was founded in April 1981, and was originally named Omni International, Inc. PTI was established by a group consisting of the principal stockholders of Smith Truss Company ("STC"), and Neuromed, Inc. ("Neuromed"). On November 8, 1983, STC and Neuromed were merged into PTI as the surviving corporation in a statutory merger and PTI took on its current name. PTI offered its shares to the public on November 10, 1983.

               Between 1983 and 1986, a substantial portion of PTI's operating profits and funds raised from the sale of its stock to the public were dedicated to the research and development of low power lasers for tissue healing. PTI failed to obtain the necessary Food and Drug Administration approval of the low power lasers. This substantial expense and other operating problems resulted in PTI suffering financial difficulties. In order to resolve its financial difficulties, PTI began to search for new investors, which it found in K.D.F., a Kansas nominee general partnership acting solely for the account of the Kansas Public Employees Retirement System ("KPERS") and Reimer and Koger Associates, Inc. ("R&K"), the investment advisor to KPERS.

               Between 1986 and 1989, K.D.F. and R&K
     invested money in PTI and provided PTI with working capital through the purchase of PTI Common Stock and debentures and by providing PTI with a line of credit of up to $1,000,000. Despite the investment of K.D.F. and R&K, on March 31, 1989, the National Association of Securities Dealers ("NASD") notified PTI that its stock would be deleted from the NASDAQ System effective April 4, 1989, due to non-compliance with a NASDAQ requirement that listed companies have capital and surplus of at least $375,000. After PTI's financial situation continued to worsen and its stock was delisted, K.D.F. and R&K decided to sell their investment in PTI. Consequently, on June 5, 1989, HC, Inc. (f/k/a HCI, Inc.)("HC"), a Kansas corporation formed by John C. Castel and Michael R. Hall for the purpose of acting as a holding company for PTI's Common Stock, purchased all of the stock and debt holdings of K.D.F. and R&K in PTI. Pursuant to a Purchase Agreement dated June 5, 1989, K.D.F. and R&K sold to HC
     (i) all shares of PTI's Common Stock held by K.D.F. for the account of KPERS, being 2,297,120 shares of Common Stock, (ii) a 10% Convertible Subordinated Debenture, Series A, in the face amount of $1,800,000, (iii) a Revolving Credit Note dated December 23, 1988, in the original principal amount of $1,000,000 issued by PTI in favor of K.D.F., (iv) a Non-Recourse Term Note dated June 22, 1987, in the original principal amount of $106,166.65 issued by PTI in favor of K.D.F., (v) all rights under the Debenture Agreement, the Stock Purchase and Conversion Agreement and the Stock Purchase and Loan Agreement, and (vi) all of the rights of K.D.F., KPERS and R&K under the Revolving Credit Agreement dated December 23, 1988, between PTI and K.D.F. and R&K in exchange for approximately $300,000 in cash. At the time of such purchase by HC, PTI was in the business of manufacturing electromedical devices and orthopedic soft goods.

               In 1989, HC implemented a new business plan for PTI in hopes of correcting its financial situation.
     HC streamlined PTI's operation, cut back on research and development, focused PTI's remaining research and development on devices not requiring the approval of the Food and Drug Administration, and it worked on the development of its ultrasonic devices. As a result of HC's efforts, PTI's operations improved slightly in 1990. However, in 1991, PTI was again experiencing financial difficulties. As a result, in 1991, PTI transferred its orthopedic soft goods business to one of its security holders in exchange for the cancellation of the remainder of a 10% Convertible Subordinated Debenture, Series B, of PTI in the face amount of $100,000. Upon the completion of such transfer, HC, which was then wholly owned by John C.
     Castel, owned approximately 84% of the outstanding
     Common Stock of PTI, and PTI's business was reduced to the manufacture of electro-medical devices. An additional 3% was owned by Mr. Castel, his wife and relatives.

               From 1991 through April of 1995 a number of factors converged which resulted in the virtual termination of PTI's status as a business with any independent financial or operational capabilities.
     Those factors were as follows:

               Continued Substantial Negative Net
          Worth. At the end of 1991, PTI's liabilities exceeded its assets by $803,990. Its operations were wholly dependent upon a $1,000,000 line of credit from HC and the willingness of HC to continually defer interest and royalty payments. PTI's financial condition worsened each year due to continued operating losses.

               Market and Business Factors.  Although
          PTI considers that its electro-medical
          devices, which are used to promote an
          acceleration of the healing process, have advantages and features which makes such products desirable as compared to those offered by the competition, such devices are available from a number of other sources and PTI has not enjoyed a dominant or leadership position in the market for such products.
          Moreover, consolidation in the healthcare industry caused the market for such devices to become compressed due to the fewer number of independent medical practitioners and therapists who purchase such products.

               Dispute with Supplier. In June of 1994, a dispute with Promatek Industries, Inc.
          ("Promatek"), a major supplier of components of PTI's products caused Promatek to discontinue shipping such components to PTI.
          This resulted in a substantial reduction of PTI's product line.

     All of foregoing factors contributed to a deterioration in sales from $3,504,213 during the fiscal year ended
     June 30, 1991 to $2,203,140 during the year ended June
     30, 1995, when PTI incurred an operating loss of $570,891.

               Notwithstanding PTI's difficulties during the
     1991-1995 period, prior to the Promatek dispute, management continued its efforts to take action to raise capital and improve operations. Small amounts of operating capital were raised while PTI focused primarily on seeking to locate an underwriter for a public offering. On May 18, 1994, before the Promatek dispute, PTI raised $50,000 in capital through the sale of 200,000 shares of common stock to a private investor. In order to raise such funds, it was necessary for Mr. Castel to guarantee to repurchase such shares upon demand at cost plus an interest factor in excess of 13%. Also prior to its dispute with Promatek in 1994, PTI sold 999,000 shares of its common stock to Promatek in exchange for $100,000 in cash and a credit toward PTI's accounts payable with Promatek.
     Thereafter, however, continued deterioration in operations combined with the dispute with Promatek ended any hope that PTI would be able to raise funds through a public offering.

               In April of 1995, Mr. Castel was presented an opportunity by Cal-Med Inc., a manufacturer of medical disposables, to form a joint venture which would focus on handling and marketing turn-key modules of equipment and supplies designed to accelerate the healing and pain relief of patients who have been injured. These accelerated care modules would include electro-medical devices manufactured by PTI, as well as a number of other accessories and disposables and would be combined with clinical services of a trained therapist provided by the venture. Rather than being sold to end users, these care modules would be leased. The designated market for these modules would be long-term health care
     facilities.    Organization and operation of this new
     venture would require a substantial time commitment by Mr. Castel and additional financing, both for seed money and to defray the increased capital costs inherent in carrying products under lease.

               Although Mr. Castel did not believe that he was obligated to direct this opportunity to organize a new venture to PTI, he explored that possibility. Lenders who were approached to finance the venture informed Mr. Castel that because of PTI's financial condition they would not provide funds directly to PTI, but would provide financing to HC if HC could provide collateral in the form of a first security interest in PTI's assets (which were already pledged to secure prior indebtedness to HC), and if Mr. Castel would infuse additional cash and provide his personal guarantee.

               Because of the lender's requirements and the need for his own personal financial involvement, Mr.
     Castel concluded that PTI was not in a position to participate in the venture. He, therefore, decided that HC, rather than PTI would be the participant in this venture and that the only feasible way to proceed was through a quasi-reorganization, or transfer of assets in lieu of debt repayment, under which HC would acquire substantially all PTI's assets (other than accounts receivable which were needed to fund PTI's current operations) in exchange for a substantial forgiveness of indebtedness. The venture would then become a customer for PTI's devices.

               The transfer of PTI's principal assets to HC was accomplished in April of 1995. At that time HC acquired substantially all of PTI's assets and, in exchange, forgave indebtedness amounting to $432,856. The assets acquired consisted primarily of certain inventory, fixed assets, and patents and trademarks that had a net book value of $111,378. Those assets were then pledged to a lender which, based on such security and Mr. Castel's personal guarantee, loaned funds needed by HC for investing in and supporting the operation of the new venture and for continued advances of operating funds to PTI. Mr. Castel also provided $201,967 in personal funds to HC, derived in part from a second mortgage on his house, for investing in the venture.

               This quasi-reorganization and transfer of assets was entered into after it became clear to Mr. Castel that PTI had no hope of making a public offering of stock and that no private purchaser of PTI stock could be found. However, even if a purchaser had been available, due to PTI's financial condition and the already small interest (approximately 6%) owned by the public stockholders, the interest in PTI which would have been commanded by any purchaser of stock in a sufficient amount to return PTI to solvency and independent operating capabilities would, in management's opinion, have diluted the public stockholders' ownership in PTI to the point of virtual elimination of any meaningful interest in the business.

               Under Kansas law, a sale or transfer of all of the assets of a Kansas corporation requires the approval of the holders of a majority of the outstanding stock. To call a meeting of stockholders to vote on the transaction with HC, however, would have required PTI to incur the expense and delay of bringing its reports current with the Securities and Exchange Commission and preparing an information statement or proxy statement. Since (1) the stock owned by the public stockholders was virtually without value and there was no assurance that the investment in ACP would be successful; (2) approval of the transaction was assured, in any event, because of HC's large ownership interest; and (3) the proposal to invest in the new venture needed a prompt response, management chose not to jeopardize further the interests of PTI's creditors, including HC, by devoting time and resources to the calling of a stockholders' meeting, which management believed would not offer any corresponding benefits to stockholders. Moreover, Mr. Castel believed that PTI as an insolvent corporation had the right to transfer assets in satisfaction of debt through bankruptcy, foreclosure or voluntary agreement without following the corporate procedures customarily utilized in connection with the sale of substantially all of a corporation's assets.

                In pursuance of their joint venture plans, in April of 1995, HC and Cal-Med Inc. formed
     Accelerated Care Plus, LLC, a Delaware limited liability company ("ACP"). That company soon began its business of assembling and leasing accelerated care modules to long-term care facilities as outlined in the business plan presented to Mr. Castel. As ACP's business developed, it became the principal market for PTI's electro-medical devices.

               In April of 1995, ACP commenced providing its accelerated care units to Sundance Rehabilitation
     Corporation ("Sundance"), a subsidiary of Sun
     Healthcare, Inc. which operates a large network of long-term care facilities.

               In April of 1997, all of the stock of HC was sold to Sundance. HC's principal asset was its interest in ACP. Sundance did not wish to acquire the PTI Common Stock owned by HC, so immediately prior to the sale to Sundance, HC made a distribution to its stockholders in proportion to their respective stock ownership of all shares of PTI Common Stock held by HC. The shares distributed to the stockholders of HC were not issued in exchange for any funds or other consideration. The shares were deemed to have no value because PTI had virtually no operating assets and its liabilities exceed the value of its assets by a substantial margin. The PTI Common Stock distributed to John Castel and his wife, the sole stockholders of HC, was contributed to the capital of Castel Holdings, which became the new parent company of PTI.

               In conjunction with the sale of the HC stock, Sundance agreed that it would reimburse substantially all liabilities of PTI in consideration of the transfer to Sundance of its assets. Castel Holdings agreed that it would acquire such assets from PTI and transfer them to Sundance in consideration of such reimbursement. A major purpose of the Merger, therefore, is to provide a mechanism for Castel Holdings to acquire PTI's assets in order to transfer them to Sundance and obtain reimbursement for PTI's liabilities. Other than the reimbursement of liabilities which it will assume as the result of the Merger, Castel Holdings is receiving no consideration from Sundance for the PTI assets.

          (d) (1) General Effects. Upon the effectiveness of the Merger, the holders of all of the presently outstanding PTI Common Stock except Castel Holdings will have received payment in cash of $.01 per share for all of the shares of PTI Common Stock owned by them, as a result of their receipt of cash payments for their PTI Common Stock under the terms of the Merger. Upon the effectiveness of the Merger, the corporate existence of PTI will cease and the shares of PTI Common Stock owned by Castel Holdings will be eliminated. John C. Castel presently owns all of the outstanding shares of stock of Castel Holdings; and following the effectiveness of the Merger he will continue to own 100% of the outstanding shares of stock of Castel Holdings, as the surviving corporation of the Merger.

               (2) Tax Effects.  The exchange of PTI Common
     Stock for cash pursuant to the Merger constitutes a sale and will be a taxable transaction for Federal income tax purposes and may also be a taxable transaction under applicable state and local income and other tax laws.

               If the PTI Common Stock constitutes a capital asset in the hands of a disposing stockholder, gain or loss realized by such stockholder upon the disposition of such Common Stock will, except as hereinafter otherwise indicated, be treated as long-term capital gain or loss or as short-term capital gain or loss, depending upon the holding period of the Common Stock. The foregoing constitutes only a brief summary of the applicable requirements of the Internal Revenue Code and does not purport to be complete.

               Because the tax consequences of a disposition pursuant to the Merger may vary depending upon the particular circumstances of the stockholder and other factors, holders of PTI Common Stock may wish to consult with their tax advisers to determine the particular tax consequences to them (including the application and effect of state and local income and other tax laws) of the Merger.

               (3)  Financial Effects.  As of September 25,
     1997, there were 1,245,673 shares held by record owners of PTI Common Stock other than Castel Holdings. PTI does not believe that the payment of cash for 1,245,673 shares pursuant to the Merger will have a material pro forma effect on (i) PTI's Consolidated Balance Sheet at December 31, 1997 or at June 30, 1998; (ii) PTI's Consolidated Statement of Income or earnings per share or ratio of earnings to fixed charges, either for the six months ended December 31, 1997 or for the fiscal year ended June 30, 1998; or (iii) PTI's book value per share at December 31, 1997 or at June 30, 1998.

               (4)  Termination of Exchange Act
     Registration.  PTI's Common Stock is registered under
     Section 12 of the Exchange Act and, as a result, PTI is required to file annual and periodic reports with the Securities and Exchange Commission (the "Commission"), and PTI and its directors and executive officers are subject to various reporting, trading and proxy solicitation requirements under the Exchange Act. Upon the completion of the Merger, this registration will be terminated and Castel Holdings, as the surviving corporation of the Merger, will not then be subject to the provisions of the Exchange Act or the rules or regulations of the Commission issued thereunder. This result will not affect the present stockholders of PTI, however, since they no longer will have any stock ownership in PTI, or in Castel Holdings as the surviving corporation of the Merger, following the completion of the Merger.

               (5)  Effect on Market for Common Stock.
     Following the completion of the Merger, there will be no public ownership of the Common Stock of PTI, which will cease to exist upon the effectiveness of the Merger, nor will there be any public ownership of, or trading market for, the shares of Castel Holdings, all of which shares will be owned by John C. Castel.

               (6)  Stockholder Vote.  Castel Holdings
     currently owns at least 90% of the outstanding shares of PTI Common Stock. Consequently, it is planned that the Merger will be effected promptly by resolution of the board of directors of Castel Holdings, as permitted under applicable Kansas law. As a result, no meeting of the stockholders of PTI will be held prior to the effectiveness of the Merger.

               (7)  Adverse Effects on PTI and Unaffiliated
     Shareholders. The Merger is not expected to have any adverse effect on PTI, other than the fact that PTI's corporate existence will cease, because the Merger will eliminate PTI's substantial liabilities and provides an alternative to liquidation. The Merger is not expected to have any adverse effect on the unaffiliated shareholders because, as discussed in Item 7(c) above, PTI's financial condition is such that it has no ability to continue as an independent entity. Therefore, the Merger allows PTI's unaffiliated shareholders to receive cash in an amount equal to $0.01 per share rather than nothing upon liquidation.

              (8)  Benefits to Mr. Castel and his
     Affiliates. Neither Mr. Castel, nor his affiliates, will receive any consideration for their PTI Common
     Stock. The shares of PTI Common Stock owned by Castel Holdings will be eliminated pursuant to the Merger.
     The only benefits of the Merger to Mr. Castel and Castel Holdings are (i) the reimbursement by Sundance for substantially all of the liabilities of PTI, as explained in Item 3(b) above, (ii) placing Castel
     Holdings in a position to meet its obligations to transfer PTI's assets to Sundance, (iii) since substantially all of the liabilities of PTI will be reimbursed by Sundance, the funds from Mr. Castel's note payable to Castel Holdings, when paid, will be available to provide capital for future business opportunities of Castel Holdings rather than to pay the past liabilities of PTI, and (iv) as the sole owner of Castel Holdings, Mr. Castel could cause Castel Holdings to forgive his note payable to Castel Holdings.

ITEM 8.   FAIRNESS OF THE TRANSACTION

          (a) PTI, John C. Castel and Castel Holdings all believe that the Merger, including the price per share to be paid by Castel Holdings to the PTI stockholders for their shares, is fair to unaffiliated security holders and in the best interests of PTI. No director of PTI dissented to or abstained from voting on the Merger.

          (b) In reaching the conclusion that the Merger, including the price per share to be paid by Castel
     Holdings to the PTI stockholders for their shares, is fair, the factors described below were considered on a collective basis, without any particular weight being assigned to any of the factors.

               With reference to the cash price per share to be paid to stockholders pursuant to the Merger, important consideration was given to recent transactions in PTI's Common Stock. Effective April 4, 1989, PTI's Common Stock was deleted from the NASDAQ System due to noncompliance with a NASDAQ requirement that listed companies have capital and surplus of at least $375,000. PTI's Common Stock has only traded sporadically since then. Except for the repurchase of stock by Mr. Castel pursuant to a put right granted to the seller, all recent transfers of stock have either been by gift or at a price of $.01 per share, which is the price being paid pursuant to the Merger. Most recently, on April 10, 1997, Mr. Castel purchased 999,000 shares of the Common Stock of PTI from Promatek in exchange for $10,000.00 in cash. The 999,000 shares of Common Stock acquired by Mr. Castel from Promatek were acquired in a negotiated transaction in connection with the settlement of litigation between PTI and Promatek. See Item 1(f) above for a description of prices paid in previous purchases.

               PTI, John Castel, and Castel Holdings also
     gave consideration to PTI's going concern value as evidenced by its historical and current negative operating results as well as its financial condition (including its liquid assets) and the likelihood of future earnings. On March 31, 1997, PTI had a negative net worth of $607,521. Its only assets consisted of accounts receivable, a $363,785 long-term note from John C. Castel in favor of HC, which HC had contributed to the capital of PTI, a small amount of equipment and
     whatever goodwill or going concern value it had.   With
     sales to parties other than ACP amounting to less than $330,000 per year on an annualized basis, management does not believe that such going concern value is
     significant.   During the period from April 4, 1997,
     the date that the agreement between Sundance and Castel Holdings regarding PTI's assets was entered into, to the present, PTI has been operating with employees provided by ACP and utilizing the patents, trademarks, FDA licenses and other assets provided by ACP without charge. Without such patents, trademarks, FDA licenses and other assets, PTI would be unable to operate its business. For a complete discussion of PTI's past and present financial condition, see Item 7(c). PTI, John Castel and Castel Holdings concluded that, based upon PTI's going concern value and current financial condition, the price per share of $.01 to be paid pursuant to the Merger is both reasonable and fair to all of its stockholders.

              PTI, John Castel and Castel Holdings did not consider any report, opinion or appraisal of the PTI Common Stock because PTI has not engaged any appraisers in this transaction. PTI has not engaged any appraisers in this transaction because in management's opinion, with no independent capability to continue in business, with assets which are not by their nature susceptible of being valued significantly in excess of their value on the books of PTI and with liabilities exceeding the amount of those assets, there could be no basis for an appraiser finding any value remaining in the PTI stock.

               Based on the foregoing factors, PTI, John
     Castel and Castel Holdings have concluded that the price of $.01 per share to be paid in the Merger is fair and reasonable.

               PTI, John Castel and Castel Holdings did not consider firm offers because, except for the contract with Sundance, which is explained in Item 3(b) above, there have been no firm offers during the eighteen months preceding the date hereof of which PTI, John Castel or Castel Holdings is aware, for (i) the merger or consolidation of PTI with or into another person,
     (ii) the sale or other transfer of all or any substantial part of the assets of PTI, or (iii) securities of PTI which would enable the holder thereof to exercise control over PTI.

               PTI, John Castel and Castel Holdings did not consider the current or historical market prices of PTI's Common Stock in determining the fairness of the transaction because PTI's Common Stock was deleted from the NASDAQ System due to noncompliance with a NASDAQ requirement that listed companies have capital and surplus of at least $375,000. PTI's Common Stock has only traded sporadically since then. Instead, consideration was given to recent transactions in PTI's Common Stock and to PTI's current and historical operating results, as explained above.

              PTI, John Castel and Castel Holdings
     considered the liquidation value of PTI in determining the fairness of the transaction. The liquidation value of PTI is zero because its liabilities substantially exceed the realizable value of its assets. Therefore, the liquidation value of zero is consistent with payment of the nominal consideration of $.01 per share to the PTI stockholders.

              PTI, John Castel and Castel Holdings also considered the net book value of PTI in determining the fairness of the price per share to be paid by Castel Holdings to the PTI stockholders for their shares. As discussed above, since PTI had a negative net worth, or negative net book value, on March 31, 1997 of $607,521, PTI, John Castel and Castel Holdings concluded that such negative book value is consistent with the nominal price of $.01 per share to be paid in the Merger.

               The Merger does not require the approval of PTI's stockholders and, accordingly, the Merger has not been structured so as to require the approval of a majority of PTI's unaffiliated stockholders. No unaffiliated representative has been retained by the unaffiliated members of PTI's board to act solely on behalf of unaffiliated stockholders for the purpose of negotiating the terms of the Merger and/or to prepare a report concerning the fairness of the Merger. PTI, John Castel and Castel Holdings believe that in view of the other bases for its belief as to the fairness of the Merger and the $.01 per share to be paid to PTI stockholders pursuant to the Merger, the procedural devices described above that they have determined not to implement are unnecessary in the context of the Merger and the $.01 per share to be paid to PTI stockholders pursuant to the Merger.

          (c)  The Merger will be effected pursuant to
     K.S.A. Section 17-6703, the Kansas short-form merger statute, since Castel Holdings currently owns more than 90% of PTI's outstanding Common Stock. Therefore, the approval of at least a majority of unaffiliated security holders is not required.

          (d)  A majority of the directors who are not
     employees of PTI has not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for the purposes of negotiating the terms of the Merger or preparing a report concerning the fairness of the Merger.

          (e)  PTI only has one director, John C. Castel.
     PTI has had only one director since December 1, 1991.
     The Merger was approved by Mr. Castel.

          (f) Except for the contract with Sundance, which is explained in Item 3(b) above, no firm offer has been made by any unaffiliated person or entity during the preceding eighteen months for (A) the merger or consolidation of PTI into or with such unaffiliated person or of such affiliated person into or with PTI,
     (B) the sale or other transfer of all or any substantial part of the assets of PTI, or (C) securities of PTI which would enable the holder thereof to exercise control of PTI.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

          (a) Neither PTI, John Castel, nor Castel Holdings has received any report, opinion or appraisal from an outside party which is materially related to the Merger, including, but not limited to, any such report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to holders of PTI's Common Stock in connection with the Merger or the fairness of the Merger to PTI, John Castel, Castel Holdings, other affiliates of PTI or PTI stockholders who are not affiliates of PTI.

          (b)  Not applicable.

          (c)  Not applicable.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of September 25, 1997, Castel Holdings beneficially owned 19,661,169 shares of PTI Common Stock, which represents approximately 94.04% of PTI's 20,906,842 shares outstanding on that date. Although Mr. John C. Castel does not own any PTI Common Stock individually, he is the sole stockholder and sole director of Castel Holdings. Therefore, Mr. Castel may be deemed to beneficially own the PTI Common Stock owned by Castel Holdings. Neither Castel Holdings nor Mr. Castel currently have the right to acquire any securities of PTI.

               No shares of PTI Common Stock are
     beneficially owned by any pension, profit sharing or similar plan of PTI or its affiliates, or by any associate or majority owned subsidiary of PTI or its affiliates.

          (b)  The following transactions in PTI's Common
     Stock were effected by either PTI, John Castel or Castel Holdings during the past 60 days:

               On June 26, 1997, John C. Castel purchased
     200,000 shares of the Common Stock of PTI from the Sabatini IRA pursuant to a repurchase commitment made to the Sabatini IRA on May 18, 1994, which was the date of the sale of such shares, for a purchase price of $50,000 plus an interest increment in the amount of $25,062.84 for the period from June 28, 1996 through June 18, 1997 at an effective rate of 13.25%, for a total purchase price equal to $75,062.84, paid in cash from Mr. Castel's personal funds. Also on June 26, 1997, Mr. Castel contributed the 200,000 shares of Common Stock purchased from the Sabatini IRA to the capital of Castel Holdings. The 200,000 shares of PTI's Common stock contributed to the capital of Castel Holdings were not contributed in exchange for any funds or other consideration.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT
          TO THE ISSUER'S SECURITIES

          Neither PTI, John Castel, nor Castel Holdings is a party to any contract, arrangement, understanding or relationship with respect to any securities of PTI, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of PTI, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
          WITH REGARD TO THE TRANSACTION

          (a) Mr. John C. Castel is the sole director and executive officer of PTI. Mr. Castel and Castel Holdings are the only known affiliates of PTI. Mr. Castel does not own or hold any of PTI's Common Stock in his own name and Castel Holdings is the company that PTI is being merged with and into, pursuant to K.S.A.
     Section 17-6703, the Kansas short-form merger statute. Therefore, there are no executive officers, directors or affiliates of PTI that will be required to tender or sell PTI Common Stock or vote PTI Common Stock in connection with the Merger.

          (b) John Castel and Castel Holdings favor and recommend the Merger for the reasons set forth in Item
     7(a) above. They also believe there are no other realistic means by which PTI's stockholders could obtain a greater value for their shares.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

          (a)  Appraisal rights will be provided in
     connection with the Merger to dissenting PTI stockholders, pursuant to K.S.A. Section 17-6712.
     Section 17-6712 requires Castel Holdings, within 10 days after the effective date of the Merger, to notify each stockholder of PTI who objected to the Merger in writing and whose shares were not entitled to vote on the Merger that the Merger has become effective. Any such stockholder, within 20 days after the date of mailing of the notice, may demand in writing, from Castel Holdings, payment of the value of the stockholder's stock on the effective date of the Merger, exclusive of any element of value arising from the expectation or accomplishment of the Merger.

               If during a period of 30 days following the 20 day period referred to above Castel Holdings and any such stockholder fail to agree upon the value of PTI's Common Stock on the effective date of the Merger, any such stockholder or Castel Holdings may demand a determination of the value of the stock of all such stockholders by an appraiser or appraisers to be appointed by the district court, by filing a petition with the court within four months after the expiration of the thirty-day period.

               For a more detailed discussion of the
     appraisal rights provided to PTI's stockholders in connection with the Merger, see Exhibit B attached hereto.

          (b) No provision has been made by either PTI, John Castel or Castel Holdings in connection with the Merger to allow unaffiliated stockholders of PTI to obtain access to the corporate files of PTI or Castel
     Holdings or to obtain counsel or appraisal services at the expense of PTI, John Castel or Castel Holdings.

          (c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               Page

Independent Auditors' Report                                    F-2

Financial Statements:

Consolidated Balance Sheets at June 30, 1995,
     June 30, 1996 and March 31, 1997 (Unaudited)               F-3

Consolidated Statements of Operations for Years Ended
     June 30, 1995 and June 30, 1996, and the Nine
     Months Ended March 31, 1996 (Unaudited)
     and March 31, 1997 (Unaudited)                             F-4

Consolidated Statements of Changes in Stockholders' Equity
     for Years Ended June 30, 1995 and June 30, 1996 and the
     Nine Months Ended March 31, 1997 (Unaudited)               F-5

Consolidated Statements of Cash Flows for Years Ended
     June 30, 1995 and 1996, and the Nine Months Ended
     March 31, 1996 (Unaudited) and March 31, 1997
     (Unaudited)                                                F-6

Notes to Consolidated Financial Statements                   F-7 - F-11

                   INDEPENDENT AUDITORS' REPORT



Board of Directors
Physio Technology, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheets of Physio Technology, Inc. and Subsidiary as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended June 30, 1996 and June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Physio Technology, Inc. and Subsidiary as of June 30, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As described in Note 7, there was a change in majority ownership of the Company with a related party and an agreement for acquisition of the Company by a third party once certain conditions are met.


                                     BERBERICH TRAHAN & CO., P.A.




Topeka, Kansas
February 14, 1997 (except for Note 7 which is dated April 4,
1997)

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

                   CONSOLIDATED BALANCE SHEETS

         June 30, 1995, June 30, 1996 and March 31, 1997

                                    June 30,    June 30,    March 31,
                                     1995          1996       1997
                                                           (Unaudited)

     ASSETS

Current assets:
 Accounts receivable:
  Trade accounts, less
  allowance for doubtful
  accounts of $ 31,670,
  $ 10,000 and $ -0-,
  respectively                         $ 303,685   $ 169,270   $ 215,959
 Inventory                               229,828         -         2,119
 Prepaid expenses                          7,087         -         6,452

   Total current assets                  540,600     169,270     224,530

Note receivable -
 related party (Note 7)                      -            -      363,785

Property and equipment:
 Office furniture and
 equipment, net                              -            -       31,945


Other assets                                 -            -          900

                                       $ 540,600    $169,270   $ 621,160

 LIABILITIES AND
 STOCKHOLDERS' EQUITY

Current liabilities:
 Bank overdraft                         $ 39,867    $ 40,349    $ 38,810
 Line of credit (Note 3)                 311,725         -            -
 Accounts payable (Note 2)               900,443     959,458     786,958
 Accrued expenses (Note 5)                87,362     149,629     402,913

   Total current liabilities           1,339,397   1,149,436   1,228,681

Stockholders' equity (Note 7):
 Common stock, no par value,
 25,000,000 shares authorized,
 20,906,842 issued at June 30,
 1995, June 30, 1996, and
 March 31, 1997,
 respectively                          9,774,047   9,774,047   9,774,047
Additional paid-in capital
 (Note 7)                                    -            -      453,189
Accumulated deficit                  (10,572,844)(10,754,213)(10,834,757)

   Total stockholders'
     equity                             (798,797)   (980,166)   (607,521)

Commitments and contingencies
 (Notes 5 and 6)                        _________  __________  __________

                                       $ 540,600   $ 169,270   $ 621,160


         See notes to consolidated financial statements.

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF OPERATIONS

      Year Ended June 30, 1995, Year Ended June 30, 1996 and the Nine Months Ended March 31, 1996 and 1997

                           Year Ended   Year Ended   Nine Months Ended
                            June 30,     June 30,    March 31,  March 31,
                             1995         1996         1996      1997
                                                       (Unaudited)

Sales, net of
 returns and
 allowances                $2,203,140  $1,405,558 $1,006,480  $1,843,112

Cost of goods
 sold                       1,637,567     734,645    386,034     842,168

Gross profit                  565,573     670,913    620,446   1,000,944

Operating, selling
 and administrative
 expenses                   1,360,846     834,018    670,844   1,116,354

   Loss before
     other income
     (expense)               (795,273)   (163,105)   (50,398)   (115,410)

Other income
 (expense):

 Gain on sale
   of assets                  321,478          -          -           -
 Interest
   expense                    (97,096)    (30,969)   (25,987)     (5,622)
 Other income,
   net                             -       12,705     49,057      40,488

                              224,382     (18,264)    23,070      34,866

   Net Loss                 $(570,891)  $(181,369)  $(27,328)   $(80,544)

Loss per share              $  (.0273)  $   (.009)  $  (.001)   $  (.004)




         See notes to consolidated financial statements.

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

            Years Ended June 30, 1995 and 1996 and the
                   Nine Months Ended March 31, 1997



               Common Stock
                                Additional
                                Paid-In
            Shares    Amount    Capital     Deficit          Total

Balance,
July 1,
1994    20,906,842  $9,774,047  $   -     $(10,001,953)    $(227,906)

Net loss    -          -            -         (570,891)     (570,891)

Balance,
June 30,
1995    20,906,842   9,774,047      -      (10,572,844)     (798,797)

Net loss     -           -          -         (181,369)     (181,369)

Balance,
June 30,
1996    20,906,842   9,774,047      -     (10,754,213)      (980,166)

Additional
paid-in
capital
(unaudited)
(Note 7)     -           -      453,189         -             453,189

Net loss
(unaudited)  -           -         -          (80,544)        (80,544)

Balance,
March 31,
1997
(unaudited)
        20,906,842  $9,774,047  $453,189  $(10,834,757)     $(607,521)



         See notes to consolidated financial statements.

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF CASH FLOWS

      Years Ended June 30, 1995 and 1996 and the Nine Months
                  Ended March 31, 1996 and 1997

                              Year Ended   Year Ended    Nine Months Ended
                               June 30,     June 30,    March 31,  March 31,
                                1995         1996         1996      1997
                                                           (Unaudited)

Cash flows from
operating activities:
 Net loss                     $(570,891) $(181,369)   $(27,328) $(80,544)
 Adjustments to
  reconcile net
  loss to net cash
  provided by
  operating activities:
   Depreciation and
     amortization                32,230         -           -        -
   Gain on sale of
     assets                     321,478         -           -        -
   Changes in assets
   and liabilities:
     Accounts
     receivable                 261,616    134,415     221,785   (46,689)
     Inventories                241,068    229,710      13,416    (2,120)
     Accounts payable
      and accrued
     expenses                   179,060    121,400      83,567   170,189
     Prepaid
      expenses                   60,991      7,087        (651)   (6,452)

     Net cash
     provided by
     operating
     activities                 525,552    311,243     290,789    34,384

Cash flows used for investing activities:

 Purchase of office
  equipment                          -          -           -    (31,945)
 Increase in other
  assets                             -          -           -       (900)

     Net cash used in
     investing activities            -          -           -    (32,845)

Cash flows from financing activities:
 Repayment of debt             (546,567)  (311,725)   (311,725)     -

     Net increase
     (decrease)
     in cash                    (21,015)      (482)    (20,936)    1,539

Bank overdraft,
beginning of period             (18,852)   (39,867)    (39,867)  (40,349)

Bank overdraft,
end of period                  $(39,867)  $(40,349)   $(60,803) $(38,810)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

 Cash paid during the period for
  interest                     $  97,096  $  30,969   $  25,987  $ 5,622


Noncash transaction - During period ended March 31, 1997:
     HC, Inc. contributed a note receivable and forgave certain accounts payable which were treated as additional paid-in capital in the amount of $ 453,189 (Note 7).


                   See notes to consolidated financial statements.

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     OPERATIONS:

     Physio Technology, Inc. (the "Company") distributes medical devices and other health care products primarily in the United States. Sales are made at both the direct and wholesale level. The Company has a wholly-owned subsidiary which is inactive.

     INTERIM FINANCIAL INFORMATION (UNAUDITED):

     The accompanying consolidated balance sheet at March 31, 1997 and the accompanying unaudited consolidated statements of operations and cash flows for the nine month periods ended March 31, 1997 and March 31, 1996 have been prepared by the Company without an audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim periods have been included. All adjustments were of a normal and recurring nature. Results for interim periods are not necessarily indicative of the results that may be expected for a full year.

     AFFILIATION:

     HC, Inc. (HC) owns 86.7% of the Company's outstanding stock at June 30, 1995 and 1996. HC is 100% owned by the principal officer and director of the Company and his wife.

     PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary after elimination of all significant intercompany accounts and transactions.

     REVENUE RECOGNITION:

     Revenue is recognized at the point where title to the goods passes to the customer, generally upon shipment.

     FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The Company has determined the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. For financial instruments including cash and cash equivalents, accounts payable and accrued expenses, the carrying amounts approximate fair value because of the short maturity of those instruments.

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

1.   OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (CONTINUED):

     LOSS PER SHARE:

     Loss per share was determined based on the weighted average number of common and common equivalent shares outstanding during each period.

     STOCK OPTIONS:

     The Company had several stock option plans. As of February 14, 1997, all options had expired without exercise.

     ACCOUNTS PAYABLE:

     A substantial portion of the Company's accounts payable were past due at June 30, 1995 and 1996 (see Note 2).

     CONCENTRATIONS OF SUPPLIERS:

     A substantial portion of the Company's inventory is manufactured by two suppliers.

     USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.   RELATED PARTY TRANSACTIONS:

     Sales of approximately $ 330,000 were made to a limited liability company in which HC is a 50% owner during the year ended June 30, 1996. The company owed this related party
     $ 40,000 which is included in accounts payable at June 30, 1996.

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

2.   RELATED PARTY TRANSACTIONS (CONTINUED):

     At July 1, 1994, the Company owed HC $ 432,856 under a line of credit which also provided for certain royalties to be paid to HC. During the year ended June 30, 1995, HC forgave all debts owed it by the Company, including principal, interest and royalties. In consideration of this forgiveness, certain inventory, fixed assets, patents and trademarks were transferred to HC. This transaction resulted in a book gain of $ 321,478.

     Included in accounts payable was approximately $ 150,000 and $ 200,000 due to the Company's principal officer for travel and related expenses incurred and not paid at June 30, 1995 and 1996, respectively.

     During the year ended June 30, 1994, the Company entered into negotiations to sell a substantial portion of the net assets of its Canadian subsidiary. The sale was completed in 1995 and was to the employees of Medelco, which included a minority interest to the brother of the principal officer and director of the Company. The agreement called for a cash payment of $ 185,000 and the amount of debt owed on a line-of-credit at the date of closing. The effect of the sale resulted in a loss of $ 446,955, including the goodwill associated with the original acquisition of the subsidiary as well as losses through closing. This loss was recorded as of June 30, 1994. Sales to unaffiliated customers of this subsidiary were approximately $ 820,000 for the year ended June 30, 1994.


3.   LINE OF CREDIT:

     Lines of credit for short-term borrowings have been established at First Capital Corporation. Such lines provide for borrowings at 12.25%. The amount available is dependent on the Company's accounts receivable and inventory balances. Collections of the Company's account receivable balances are received directly by First Capital Corporation, thus reducing the amount borrowed.

     At June 30, 1995, the Company had drawn $ 311,725 on the line, collateralized by the Company's accounts receivable and inventory. The line of credit was paid down during 1996.

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

4.   INCOME TAXES:

     The Company and its parent, HC, file a consolidated income tax return.

     Because of the change in ownership of the Company in prior years, the Company's net operating loss as of June 30, 1988 and for the period up to June 5, 1989, is subject to an annual limitation. This annual limitation, which amounts to approximately $ 331,000, may be carried forward cumulatively each year and will expire between 1997 and 2001 if not utilized. The total amount of net operating loss carryforwards that could be utilized through 2001 under these annual limitations is approximately $ 3,200,000. In addition, the Company has an unrestricted net operating loss carryforward of approximately $ 1,800,000, representing net taxable losses from June 5, 1989 to June 30, 1996. These carryforwards will expire in varying amounts through 2010 if not utilized.


5.   ROYALTY COMMITMENT:

     The Company entered into a license agreement in July 1995 with an individual. The agreement allows the Company to commercialize and exploit a neuromuscular stimulation device developed by this individual in exchange for royalties. Royalties are based on sales of products utilizing the device. The Company has accrued $ 20,000 in accrued expenses for unpaid royalties at June 30, 1996.


6.   LITIGATION:

     As of June 30, 1996, the Company is engaged in litigation with a former supplier. The Company contends that the supplier has breached its agreement with the Company and as a result owes the Company money. The supplier is claiming that it is owed money for goods delivered for which it has not been paid. Management believes there is a sufficient provision for the supplier in its accounts payable to cover the costs derived from the outcome of this case.


7.   SUBSEQUENT EVENT:

     On April 2, 1997, HC made a distribution to its stockholders in proportion to their respective stock ownership of all of the shares of Company common stock held by HC. The stockholders of HC then contributed the shares of Company common stock distributed to them to the capital of Castel Holdings, Inc. (Castel Holdings). As a result, Castel Holdings became the new parent company of the Company on April 2, 1997.

              PHYSIO TECHNOLOGY, INC. AND SUBSIDIARY

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



7.   SUBSEQUENT EVENT (CONTINUED):

     On April 4, 1997, Castel Holdings entered into an agreement with Sundance Rehabilitation Corporation (Sundance), whereby Sundance has agreed to acquire certain assets of the Company in exchange for reimbursement for certain of the Company's liabilities upon the completion of the merger of the Company with and into Castel Holdings, pursuant to K.S.A. Section 17-6703, the Kansas short-form merger statute. Prior to any actions being taken with respect to the merger, the Company intends to file a Rule 13e-3 Transaction Statement with the Securities and Exchange Commission. The merger and sale are expected to be completed about 30 to 60 days after necessary filings have been made with the Securities and Exchange Commission.

     In December 1996, the Company credited additional paid-in capital for $ 453,189 in connection with the transfer of a note receivable by HC in the amount of $ 363,785 and the forgiveness of certain accounts payable in the amount of $ 89,404. The note receivable is from the majority stockholder of HC and bears interest at a 7.55% rate. Payment of interest shall begin on August 31, 1998 and every year thereafter until August 31, 2002 when all outstanding principal and interest shall be due and payable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

          (a)  Reference is made to Item 6 above for
     information regarding funds to be utilized by PTI in connection with the Merger. Except as disclosed in said Item 6, no corporate assets of PTI have been or will be employed in connection with the Merger and no officers or employees of PTI will be employed or utilized specifically in connection with the Merger.

          (b)  Neither PTI, John Castel, nor Castel
     Holdings, nor any person acting on behalf of PTI, John Castel or Castel Holdings has employed, retained or compensated any person or class of persons to make solicitations or recommendations in connection with the Merger.

ITEM 16.  ADDITIONAL INFORMATION

          None.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

          (a)  Loan Agreements:    None.

          (b)  Reports, Opinions or Appraisals:   None.

          (c)  Contracts, Arrangements or Understandings:
               None.

          (d)  Disclosure furnished to security holders:    Exhibit A.

          (e)  Statement describing appraisal rights and
               procedures:     Exhibit B.

          (f)  Written Instructions, Forms or Other    Materials:  None.

                            SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   December 10, 1997.


                                      PTI, INC.

                                      By:  /s/ John C. Castel
                                         Name: John C. Castel
                                         Title:   President


                                            /s/ John C. Castel
                                      John C. Castel


                                      CASTEL HOLDINGS, INC.

                                      By:  /s/ John C. Castel
                                            Name: John C. Castel
                                            Title:   President